[IRIDEX LETTERHEAD]
October 17, 2007
Via EDGAR and Overnight Courier
Ms. Cecilia D. Blye
Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Iridex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 0-27598
Response Letter filed August 2, 2007
Dear Ms. Blye:
     On behalf of IRIDEX Corporation (“we,” the “Company,” or “IRIDEX”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated September 5, 2007, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).
     In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.
General
We note your response to comment 2 in our letter dated June 27, 2007. You have not provided us the information we referenced in the comment. We reissue the comment.

United States Securities and Exchange Commission
October 17, 2007

You state on page 34 of your Form 10-K for the fiscal year ended December 30, 2006 that certain of your products were distributed in Iran without U.S. governmental authorization. Please describe for us the products so distributed; the circumstances of the unauthorized distribution(s); how you became aware of the unauthorized distribution(s); any steps you have taken or will take to address this matter with appropriate government authorities; potential fines and penalties resulting from the unauthorized distribution(s); and the potential impact of the matter, including fines and penalties, upon your reputation and financial condition.
On December 30, 2005, the Company made one sale into Iran, to Hamilens Co., a third party distributor located in Tehran, Iran. This shipment contained two OcuLight SLx Infared Lasers, four boxes of 20 Gauge straight endoprobes and two Zeiss Dovetail Filters. The total value of this shipment was USD $39,040.00. It has been determined through further investigation of the facts and circumstances regarding this export, that the Company did apply and receive a license from the Office of Foreign Assets Control (License No. IA-7770) dated September 30, 2005, which license covers the products exported to Hamilens Co. Therefore, the Company believes this shipment was authorized and appropriately licensed for export and will reflect this determination in future filings. This is the only shipment the Company has made to the country of Iran.
     As requested by the Staff, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     We would like to discuss these comments and responses at your earliest convenience. David J. Segre, Esq. and Todd C. Carpenter, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation can be reached at (650) 493-9300 and I may be reached at (650) 962-8848 ext. 3016.

Sincerely,
/s/ Theodore A. Boutacoff
Theodore A. Boutacoff
IRIDEX Corporation President and CEO

cc:	David J. Segre
Todd C. Carpenter

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